FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Announcement of Re-designation of Director

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/s/ April Chan
Name:	April Chan
Title:	Company Secretary

Date: 8 February 2007

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CLP Holdings Announces Re-designation of Director

After 31 years of service with CLP Group, Dr. Lee Yui Bor, Group Executive Director, has retired from his executive position at CLP on 31 January 2007. Dr. Lee will continue to make his experience and expertise available to CLP by remaining on the Board of CLP Holdings as a Non-executive Director with effect from 1 February 2007. He will continue to serve as a Member of the China Committee of CLP Holdings and a Director of CLP Research Institute Limited, a wholly-owned subsidiary of CLP Holdings.

Dr. Y. B. Lee, aged 60, holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree with distinction from Imperial College, University of London and a PhD from the University of Bath. He is a Chartered Engineer, a Fellow of the Hong Kong Institution of Engineers and Honorary Fellow of the Association of the Electricity Supply Industry of East Asia and the Western Pacific. Dr. Lee first joined the CLP Group in 1976 and was appointed an Executive Director of CLP Holdings on 4 August 2003. He has taught at the University of New South Wales, Australia.

Dr. Lee does not have any relationships with any directors, senior management or substantial or controlling shareholders of CLP Holdings. As at the date of this announcement, he is interested in 15,806 shares in CLP Holdings (600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse).

As a Non-executive Director, Dr. Lee is entitled to receive Directors’ fees of HK$200,000 per annum together with HK$40,000 being additional fees per annum for service on the China Committee. Levels of fees for each Board Committee are set out in the Remuneration Report (page 113), which forms part of CLP Holdings’ Annual Report 2005 and is available on CLP website www.clpgroup.com.

In accordance with CLP Holdings’ Articles of Association, Dr. Lee is subject to retirement by rotation and re-election by shareholders at Annual General Meetings.

Save for the information set out above, there is no other information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in relation to this re-designation of Director.

By Order of the Board
April Chan
Company Secretary

Hong Kong, 1 February 2007

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,
Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate), Mr. Jason Whittle and Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler and Mr. Peter P. W. Tse